UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of July 2017

Commission File Number:  1-15256

OI S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Oi S.A. – In Judicial Reorganization Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.300.29520-8 Publicly-Held Company

NOTICE TO THE MARKET

Oi S.A. – In Judicial Reorganization (“Oi” or “Company”), in continuance of and in addition to the information contained in the Notices to the Market disclosed by the Company on February 2, 2017, February 10, 2017, February 20, 2017, March 29, 2017 and April 19, 2017, hereby informs its shareholders and the market in general that, on this date, the Dutch Supreme Court, in Amsterdam, The Netherlands, rejected the appeals filed by each of Oi’s financial vehicles in the Netherlands, Oi Brasil Holdings Coöperatief UA – In Judicial Reorganization (“Oi Brasil Holdings”) and Portugal Telecom International Finance B.V. – In Judicial Reorganization (“PTIF”), against the decisions that had ordered the conversion of their respective suspension of payments proceedings into Dutch bankruptcy proceedings, maintaining the decision of Dutch Court of Appeals that such suspension of payments proceedings are converted into Dutch bankruptcy proceedings. These judgments rendered today by the Dutch Supreme Court do not have effects in Brazil nor in the other jurisdictions where the authority of the Brazilian Judiciary to process the judicial reorganization has been recognized.

Oi reiterates that Oi Brasil Holdings and PTIF remain under judicial reorganization in Brazil and clarifies that today’s judgments do not have any impact on the Company’s day by day and operational activities. Oi continues with its healthy operations and strong commercial performance, as well as its sales, installation and maintenance activities, and investments.

The Company further reiterates that it has been progressing on the discussions with creditors, potential investors and other stakeholders about the best proposal of a Judicial Reorganization Plan in order to submit it for approval in a Creditors’ Meeting, in accordance with the deadlines and rules provided by law. The goal is to ensure a proposal that guarantees the Company’s operational viability and sustainability and serves all interested parties in a balanced way, allowing Oi to be strengthened at the end of this process.

The Company will keep its shareholders and the market informed of any developments in the subject matter of this Notice to the Market.

Rio de Janeiro, July 7, 2017.

Ricardo Malavazi Martins

Chief Financial Officer and Investor Relations Officer.

Oi S.A. – In Judicial Reorganization

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 7, 2017

OI S.A. – In Judicial Reorganization

By:  /s/ Ricardo Malavazi Martins

Name: Ricardo Malavazi Martins

Title: Chief Financial Officer and Investor Relations Officer